VIA EDGAR

July 31, 2025

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Claire Erlanger or Kevin Woody

RE:    NVIDIA Corporation
    Form 10-K for the Fiscal Year Ended January 26, 2025
    Form 8-K furnished May 28, 2025
    File No. 000-23985

Dear Ms. Erlanger and Mr. Woody,

On behalf of NVIDIA Corporation (“NVIDIA”, “we”, or the “Company”), I am responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 22, 2025, with respect to NVIDIA’s Form 10-K for the fiscal year ended January 26, 2025 (the “Form 10-K”) and Form 8-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter. The Company respectfully acknowledges the Staff’s Comments.

Form 8-K furnished May 28, 2025
Exhibit 99.1 Earnings Release, page 1
1.We note that you disclose non-GAAP margin and non-GAAP diluted earnings per share excluding the $4.5 billion inventory charge taken in the first quarter of fiscal 2026. Please provide us more information as to the nature of the charge and explain to us why you do not believe that it represents a normal, recurring operating cost of your business. As part of your response, please tell us why you do not believe the products could be sold to another customer or have alternative use. See guidance in Question 100.01 of the SEC Staff’s Compliance and Disclosure Issues on Non-GAAP Financial Measures.

NVIDIA incurred a $4.5 billion charge in the first quarter of fiscal 2026 associated with H20 excess inventory and purchase obligations as the demand for H20 diminished. This charge was significant and unprecedented. We respectfully submit that the charge relating to our first quarter of fiscal 2026 H20 charge for excess inventory and purchase obligations was not a normal recurring operating cost of our business.

The U.S. government (USG) had defined export controls and licensing requirements to ship products to certain jurisdictions. These export controls were defined in October of 2023 and we had notified the USG at that time of our plans to manufacture and ship the H20 product. On April 9, 2025, the USG informed us that the USG now requires a license for export to China and D:5 countries of the Company’s H20. On April 14, 2025, the USG also informed us that the license requirement will be in effect for the indefinite future. We had shipped to date the H20 product to China customers. We had purchased and procured significant manufacturing material for the H20 China customer orders received. No licenses to date have been provided to China customers and we had more performant products for all other customers and countries.

The nature of the H20 charge is inherently different and distinct from other inventory impairment charges we incur. The H20 charge was not due to a change in our operations, competition, technology or business strategy, but rather was the result of a determination outside our control. Accordingly, providing additional disclosure excluding H20 facilitated an understanding for investors of our operating performance for the first quarter of fiscal 2026.

We respectfully advise the Staff that the H20 data center product was designed specifically for the Chinese market in conformance with specific USG license requirements, and there is not a market outside of China for H20. The manufacturing process and components for the H20 products are unique to our previous Hopper architecture and the Chinese market. Current demand from customers, not subject to an export control license, is primarily for our latest Blackwell architecture products, which has a significant improvement in performance and efficiency compared to the Hopper architecture products and H20. Outside of the China market for which the H20 products were specifically designed, there is minimal alternative use given the increased speed of NVIDIA product innovation, product releases and increased performance customers receive with the current Blackwell products.

We further advise the Staff that in accordance with Question 100.01, we have not on a routine basis excluded normal recurring inventory charges, such as excess inventory and purchase obligations, in our presentation of non-GAAP financial measures. We did highlight first and foremost our GAAP cost of goods sold, gross margin (GM), and diluted earnings per share (EPS). We specifically clarified how much impact to our GM and diluted EPS including tax implications related to the H20 charge. Given our significant charge of $4.5 billion in H20 inventory and purchase commitments, we faced inquiries regarding the actions taken and USG’s decisions.

Investors indicated that the supplemental disclosure provided transparency and helped them understand the impact of this unique event on our financial results and enabled investors to compare our operating performance from period-to-period on a more consistent basis.

In summary, the April 2025 USG license requirement and its impact was unique to our business due to its size, its immediate impact and the state of our technological roadmap from Hopper to our current Blackwell architecture. Therefore, we respectfully submit that the supplemental adjustment to non-GAAP GM and non-GAAP diluted EPS for the H20 charge falls within the Staff’s guidance.
Form 10-K for the Fiscal Year Ended January 26, 2025 Consolidated Statements of Income, page 52
2.We note that during fiscal year 2025 your revenue has increased significantly. We also note your disclosure in Note 1, on page 57, that you derive your revenue from product sales, including hardware and systems, license and development arrangements, software licensing, and cloud services. Further disclosure indicates you have contracts with multiple performance obligations for more than one product or service, which are separately accounted for as a distinct performance obligation. Please tell us the amount of revenue related to licensing or other services, and if that amount is over 10% of consolidated revenue, please revise to separately present revenue from licenses and revenue from services as line items separate from product revenue on your statements of income. The corresponding amounts of costs of revenue should also be separately presented. See Rule 5-03(b)(1) and (b)(2) of Regulation S-X.

In response to the Staff’s Comment, the fiscal year 2025 revenue related to licensing and other services was approximately 1% of our consolidated revenue.

Note 16. Segment Information, page 78

3.We note that in your table of segment results, you have a column titled “All Other” and that this column includes the expenses that are not allocated to either Compute & Networking or Graphics for purposes of making operating decisions or assessing financial performance. As this amount appears to represent the reconciling items between the total of the operating income segment measures and your consolidated operating income, rather than revenue/expenses related to other segments, it should not be given prominence as a separate column, but instead should be reflected as a reconciling item in a reconciliation which totals the segment profitability measures and reconciles to consolidated income before income taxes. See guidance in ASC 280-10-50-30. Please revise your disclosure in future filings.
In response to the Staff’s Comment, in future filings, we will remove the All Other column and will reconcile reportable segment operating income to consolidated income before income tax.

4.Please tell us how you have complied with the guidance in ASC 280-10-50-40 to provide revenue for each product and service or each group of similar products and services.
In accordance with ASC 280-10-50-40, our disclosure for each group of similar products is our specialized end market platforms which includes Data Center, Gaming, Professional Visualization, Automotive, and OEM and Other within our fiscal year 2025 Form 10-K Note 16. The Revenue by End Market disclosure represents different types of primarily hardware sales for specialized markets. The Data Center revenue was further disaggregated between Compute and Networking based on similar products offered to Data Center customers. See further discussion on our specialized markets and the product offerings within our Form 10-K in Item 1. Business section.
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Please do not hesitate to contact me, ckress@nvidia.com, if you have any questions or would like any additional information regarding this matter.

Sincerely,

By: /s/ Colette M. Kress
Colette M. Kress
Executive Vice President and Chief Financial Officer

NVIDIA Corporation

Cc:     Timothy S. Teter – Executive Vice President and General Counsel
Donald Robertson – Vice President and Chief Accounting Officer
John McKenna – Cooley LLP